Exhibit 99.1
Fuwei Films Reports Results from First Quarter 2007

Beijing, CHINA, May 11, 2007, /PRNewswire-FirstCall/ -- Fuwei Films (Holdings) Co., Ltd. (NASDAQ: FFHL) announces its financial results for the first quarter ended March 31, 2007.

Net sales for the first quarter 2007 rose to RMB 99.3million (US$12.9 million), 2.3% higher than the first quarter 2006.

First quarter 2007 sales of specialty films were RMB 38.5 million (US$5.0 million), 16.3% higher than the first quarter last year. Sales of specialty films reflected 38.8% of Fuwei’s total net revenues as compared to 34.1% in the same period of 2006. The increase was largely attributable to the stronger sales volume of the specialty films as a result of increased trial and acceptance by our customers as well as growth in the overall market.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	March 31,2007		% of net sales	March 31,2006	% of net sales
	RMB	US$		RMB

Printing film	19,585	2,536	19.7%	20,686	21.3%
Stamping film	23,128	2,995	23.3%	21,719	22.4%
Metallization film	5,935	768	6.0%	10,226	10.5%
Base film for other applications	12,128	1,570	12.2%	11,327	11.7%
Special film	38,489	4,984	38.8%	33,096	34.1%

	99,265	12,853	100.0%	97,054	100.0%
	=========	=========	=========	=========	=========

Overseas sales in the first quarter 2007 were RMB 33.02 million (US$4.27million), which accounted for 33.3% of our total net revenues as compared to RMB 19.1 million (US$2.47 million) and 19.7% in the same period of 2006, 72.8% higher than the first quarter last year. The increase was mainly due to management developing and implementing its strategy of diversifying Fuwei’s customer portfolio and targeting more overseas clients. The Company has added a number of new customers from Korea and Europe in the first quarter 2007, which significantly contributes to the increase of overseas sales.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands)

	March 31,2007		% of net sales	March 31,2006	% of net sales
	RMB	US$		RMB
Sales in China	66,247	8,578	66.7%	77,950	80.3%
Sales in other countries	33,018	4,275	33.3%	19,104	19.7%
	99,265	12,853	100.0%	97,054	100.0%

Cost of goods sold in the first quarter of 2007 totaled RMB 75.7 million (US$ 9.8 million) versus RMB 73.7 million(US$ 9.5 million) in the prior year, 2.7% higher than the first quarter 2006. The costs were higher in the first three months of 2007 because of higher raw materials costs.

Gross profit in the first quarter 2007 was RMB 23.6 million (US$3.1 million), representing a gross margin of 23.7%, a decrease of 0.4% from the first quarter 2006 gross margin of 24.1%, mainly due to the increase in the price of raw materials in the first quarter 2007, including the increase in global oil prices. We increased the price of our products during this period to partially offset the increase in the price of raw materials.

Sales, general and administrative expenses in the first quarter 2007 were RMB 6.2 million (US$0.8 million), which was RMB1.9 million (US$0.2 million) or 44.6% higher than in the prior period. This was mainly due to the increased costs related to being a U.S. listed, public reporting company in the first quarter of 2007 when we were not during the same period in the prior year.

In the first quarter 2007, the company recorded an income tax expense of RMB1.5 million (US$0.2 million) compared to RMB 0.3 million (US$36,000) in the first quarter of 2006, representing a 400% increase. According to “Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises”, Shandong Fuwei is entitled to tax concessions whereby the profit for the first two financial years beginning with the first profit-making year (2005) is exempt from income tax in the PRC and the profit for each of the subsequent three financial years (2007-2009) is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. Therefore, starting from 2007, the Company will be paying 7.5% income tax as compared to the zero tax the Company has paid over the past two years.

Net income in the first quarter 2007 was RMB13.3 million (US$1.7 million) compared to RMB15.9 million (US$2.1million) in the first quarter of 2006, showing a decrease of 16.4% from the first quarter 2006.The decrease in net income was primarily due to the increase in costs related to being a U.S. listed, public reporting company as well as the effect of income tax on earnings.

Xiaoan He, CEO and Chairman of Fuwei Films stated "Net revenues in the first quarter increased slightly compared to the first quarter volumes of 2006, whereas net sales of special films and overseas sales increased dramatically this quarter. While our BOPET films sales performance was consistent with our projections for the quarter, our gross profit and net income were negatively impacted by higher cost of goods sold and expenses as a result of the increase in the price of raw materials and costs associated with being a U.S. listed, public reporting company respectively. Looking at the balance of the year, I am confident that our continued focus on our marketing strategy and work towards ongoing business improvement will continue to deliver sales and in the coming months of 2007."

Fuwei’s business development strategies include:

●
Investment in the third production line for higher margin BOPET products. We expect the production line to begin commercial production in the first quarter 2008 with an estimated annual designed production capacity of 23,000 tons.

●	Rental of new production line announced in early April 2007.

●	Continued expansion into overseas markets and promotion of our products in the PRC.

●	Development of advanced higher margin products through investment in research and development.

About Fuwei Films:

Fuwei Films conducts its business through its wholly owned subsidiary Shandong Fuwei Films Co., Ltd. ("Shandong Fuwei"). Shandong Fuwei develops, manufactures and distributes high quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco and alcohol, as well as in the imaging, electronics, and magnetic products industries.

For more information about the Company, please visit the Company’s website at  http://en.fuweifilms.com or www.fuweifilms.com or review the Company’s annual report and other documents for free at www.sec.gov.

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the Securities and Exchange Commission. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology;  risks associated with possible defects and errors in our products;  uncertainty as to our ability to protect and enforce our intellectual property rights;  uncertainty as to our ability to attract and retain qualified executives and personnel; and   uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

Contact:
Investor Relations
Robert Schechter
Corporate Insights/Equity Communications
(646) 234 3624
 rschechter@corp-insights.com

Investor Relations
Yan Young
Fuwei Films (Holdings) Co., Ltd.
(86) 10 85185620
 fuweiIR@fuweifilms.com

5/11/2007

Fuwei Films (Holdings) Co., Ltd.
Summary of Statement of Income Comparison (Unaudited)
For the three months ended March 31, 2007 and 2006
(amounts in thousands except share and per share amounts)

	Periods Ended March 31, 2007	Periods Ended March 31, 2007	Periods Ended March 31, 2006
	RMB	US$	RMB
Net sales	99,265	12,853	97,054
Cost of sales	(75,709)	(9,803)	(73,700)
Gross profit	23,556	3,050	23,354
Operating income	17,381	2,250	19,083
Income before income tax benefit/(expense)	14,752	1,910	16,224
income tax benefit/(expense)	(1,489)	(193)	(277)
Net income	13,263	1,717	15,947
Earnings per share (basic and diluted)
- Basic	1.02	0.13	20,684
- Diluted	1.02	0.13	20,684
Weighted average number ordinary shares
- Basic	13,062,500	13,062,500	771
- Diluted	13,062,500	13,062,500	771

 Additional details regarding the statement of income, balance sheet and cash flow can be found in the Company's Quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission.